June 1, 2005

Isa Farhat

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               SEC Comment Letter dated May 19, 2005

Fulton Bancshares Corporation

Our File No.: 634-95

Dear Mr. Farhat:

This letter is being provided to you in response to your letter dated May 19, 2005 regarding review of and comments to Fulton Bancshares Corporation Form 10-K for the year ended December 31, 2004, Form 10-Q for the period ended March 31, 2005, and Form 8K filed March 23, 2005, your file number 33-85626.

Note 1 – Significant Accounting Policies – page 7

1.               Please revise here and in the Business section, as applicable, to disclose and discuss the following:

•                  Management’s policies for and methods used to determine which loans will held for sale; and

•                  How you considered the requirements of paragraphs 4, 6, 9 and 28 of SFAS 65 in determining the appropriate accounting for and disclosure of loans held for sale.

Please see Note 1, page 9, Loans Held for Sale, of the amended Form 10-K filed on June 2, 2005 which reads as follows:

Loans Held for Sale

Loans originated and held for sale in the secondary market or to other parties are carried at the lower of cost or estimated fair value in the aggregate.  Net realized losses, if any, are recognized through a valuation allowance by charges to income.

The Corporation sold a portion of its PHEAA loans in 2003, and sold the remainder of its PHEAA loans in 2004.  However, there were no PHEAA loans held for sale at December 31, 2003.

From time to time, the Corporation originates loans with the intent to sell them in the secondary market.  These loans are typically sold concurrent with the closing of the loan.  In 2004 and 2003 the Corporation originated and sold 4 and 30 loans, respectively, to FHLB in the secondary market.  There were no loans held for sale in the secondary market at December 31, 2004 or 2003.

Note 2 – Investments – page 12

2.                    Please revise here and in your MD&A to disclose how you concluded that December 23, 2004 was the appropriate day on which the loss on FNMA and FHLMC preferred stock was other than temporary.  Clarify in your revisions how you considered the market conditions for these securities in earlier periods and the significant, related unrealized losses that you reported in prior periods.

Please see Note 2, page 12, third full paragraph, of the amended Form 10-K filed on June 2, 2005 which reads as follows:

As a result of an ongoing internal study and research throughout 2004, including consultations with our investment advisors, it was determined in the fourth quarter of 2004 that it was probable the Corporation would be unable to collect the purchase cost of its preferred stock investments in FNMA and FHLMC.  The Corporation based that judgment on clear indications that interest rates were likely to continue to increase in the near-term (these investments are highly interest rate sensitive) and, because of final regulatory communications from the Office of the Comptroller of Currency that the Corporation must reduce its holdings of preferred stock, the Corporation could not hold the investments for a sufficient time to allow for any recovery in fair value.  In prior periods, neither the clear indication of rising rates nor the final regulatory communication from the OCC was present.

Please also see Management’s Discussion and Analysis, page 32, Other Income and Expenses, of the amended Form 10-K filed on June 2, 2005 which reads as follows:

As a result of an ongoing internal study and research throughout 2004, including consultations with our investment advisors, it was determined in the fourth quarter of 2004 that it was probable the Corporation would be unable to collect the purchase cost of its preferred stock investments in FNMA and FHLMC.  The Corporation based that judgment on clear indications that interest rates were likely to continue to increase in the near-term (these investments are highly interest rate sensitive) and, because of final regulatory communications from the

OCC that the Corporation must reduce its holdings of preferred stock, the Corporation could not hold the investments for a sufficient time to allow for any recovery in fair value.  In prior periods, neither the clear indication of rising rates nor the final regulatory communication from the OCC was present.

Note 14 – Dividends/Regulatory Matters/Contingencies – page 21

3.               Revise here and in your MD&A to disclose the specific facts and circumstances resulting in the Federal Reserve Bank’s classification of your subsidiary as a “troubled” institution.  Include a discussion of all relevant factors, how they arose and the periods over which they developed.

Please see Note 14, page 22, sixth full paragraph, of the amended Form 10-K filed on June 2, 2005 which reads as follows:

Effective March 22, 2005, similar restrictions have been placed on the holding company, Fulton Bancshares Corporation, by the Federal Reserve Bank.  By letter dated March 15, 2005 the Corporation was deemed to be in “troubled” condition as that term is defined in 12C.F.R. 225.71(d) by the Federal Reserve Bank of Philadelphia, the Corporation’s primary regulator.  The designation was due to serious concerns in a Federal Reserve Inspection Report commenced January 31, 2005 and concluded February 17, 2005 and the Office of the Comptroller of the Currency (OCC) Report of Examination on the Corporation’s wholly-owned bank subsidiary commenced August 10, 2004 and received in final form in February, 2005.  The OCC, the Bank’s primary regulator, provided a letter of concern based on the preliminary findings of the Examination dated November 23, 2004.  The concerns in the OCC Report of Examination were reflected in the Order referenced above.

Please also see Management’s Discussion and Analysis, page 42, Capital Funds/Dividends/Regulatory Matters/Contingencies, of the amended Form 10-K filed on June 2, 2005 which reads as follows:

Effective March 22, 2005, similar restrictions have been placed on the holding company, Fulton Bancshares Corporation, by the Federal Reserve Bank.  By letter dated March 15, 2005 the Corporation was deemed to be in “troubled” condition as that term is defined in 12C.F.R. 225.71(d) by the Federal Reserve Bank of Philadelphia, the Corporation’s primary regulator.  The designation was due to serious concerns in a Federal Reserve Inspection Report commenced January 31, 2005 and concluded February 17, 2005 and the Office of the Comptroller of the Currency (OCC) Report of Examination on the Corporation’s wholly-owned bank subsidiary commenced August 10, 2004 and received in final form in February, 2005.  The OCC, the Bank’s primary regulator, provided a letter of concern based on the preliminary findings of the Examination dated

November 23, 2004.  The concerns in the OCC Report of Examination were reflected in the Order referenced above.

Note 20 – Prior Period Adjustments – page 26

4.               Please move this note to the front of the footnotes in order to provide the restatement an appropriate level of prominence.

5.               Please revise here and in your MD&A to significantly expand your disclosures to include a discussion of how and when you determined that the previous accounting method applied was incorrect.  Identify the method previously applied, the new accounting method, and why the new method is preferable.

6.               Please revise all related summaries of financial information, including quarterly information, to comply with paragraph 39 of APB 20.

Please see Note 1, Prior Period Adjustments, page 7, of the amended Form 10-K filed on June 2, 2005 which reads as follows:

Prior Period Adjustments

Management has determined that the accounting treatment under SFAS 115 applied previously to investments in FNMA and FHLMC preferred stocks was incorrect.

These investments have a fixed rate of return and are callable.  Initial evaluation of these investments indicated that there was an expected call date, and the characteristics of these investments were similar to debt securities.  Therefore, the securities were treated as debt securities for accounting purposes, and premiums and discounts were amortized from the purchase date to the expected call date.

In December 2004, management evaluated these investments for possible impairment and considered whether to sell them.  During this evaluation process, it was determined that the earlier interpretation that these equity investments should be accounted for as debt instruments was incorrect.

Therefore, the treatment as equity securities is preferable, which eliminates any purchase premiums or discounts, and requires that all unrealized holding gains and losses, net of tax, be reflected as  a component of “other comprehensive income”.  Consequently, changes were made to the Corporation’s prior years financial statements to restate them as follows:

	As originally reported	Change	As restated
Other assets:
12/31/2003*	$1,563,882	$(174,076)	$1,389,806

Accumulated other comprehensive income (loss):
12/31/2001	(62,672)	2,101	(60,571)
12/31/2002	124,003	302,296	426,299
12/31/2003	(570,538)	192,895	(377,643)

Retained earnings:
12/31/2001	13,035,796	(29,293)	13,006,503
12/31/2002	14,262,722	(303,917)	13,958,805
12/31/2003	14,575,473	(366,971)	14,208,502

Interest and dividends on preferred stock:
2002	1,102,811	(416,097)	686,714
2003	883,930	(63,053)	820,877

Income taxes:
2002	476,878	(141,473)	335,405
2003	(9,977)	0	(9,977)

Net Income:
2002	1,729,552	(274,624)	1,454,928
2003	830,201	(63,054)	767,147

Earnings per share:
2002	3.51	(0.56)	2.95
2003	1.68	(0.12)	1.56

*                 After reclassification of $ 4,454 to accrued interest receivable.*

Please also see Management’s Discussion and Analysis, page 30, Results of Operations, of the amended Form 10-K filed on June 2, 2005 which reads as follows:

During the year ended December 31, 2004, changes were made to the Corporation’s retained earnings to correct errors in the accounting of the amortization and accretion of premiums and discounts on certain investments.  The prior years’ financial statements were restated to reflect the effects of the amortization on each year.  Management has determined that the accounting treatment under SFAS 115 applied previously to investments in FNMA and FHLMC preferred stocks was incorrect.

These investments have a fixed rate of return and are callable.

Initial evaluation of these investments indicated that there was an expected call date, and the characteristics of these investments were similar to debt securities.

Therefore, the securities were treated as debt securities for accounting purposes, and premiums and discounts were amortized from the purchase date to the expected call date.

In December 2004, management evaluated these investments for possible impairment and considered whether to sell them.  During this evaluation process, it was determined that the earlier interpretation that these equity investments should be accounted for as debt instruments was incorrect.

Therefore, the treatment as equity securities is preferable, which eliminates any purchase premiums or discounts, and requires that all unrealized holding gains and losses, net of tax, be reflected as  a component of “other comprehensive income”.  Consequently, changes were made to the Corporation’s prior years financial statements.

Summary of Quarterly Financial Data – page 28

7.               Please revise to describe the effect of unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years.  Refer to Item 302(a)(3) of Regulation S-K.

Please see Summary of Quarterly Financial Data, page 27 of the amended Form 10-K filed on June 2, 2005 which reads as follows:

FULTON BANCSHARES CORPORATION AND SUBSIDIARIES

SUMMARY OF QUARTERLY FINANCIAL DATA

The unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 are as follows:

	2004 Quarter Ended					2003 Quarter Ended
($ 000 omitted except per share)	Mar. 31	June 30	Sept. 30	Dec. 31		Mar. 31	June 30	Sept. 30	Dec. 31

Interest income (1)	$1,915	$1,877	$1,879	$1,884		$2,245	$2,035	$2,114	$1,971
Interest expense	734	730	717	710		849	807	776	743
Net interest income	1,181	1,147	1,162	1,174		1,396	1,228	1,338	1,228
Provision for loan losses	0	261 (2)	0	0		30	1,235 (3)	0	0
Net interest income after provision for loan losses	1,181	886	1,162	1,174		1,366	(7)	1,338	1,228
Securities gains (losses)	4	6	0	(1,275	)(4)	0	150	0	(64)
Other income	159	163	134	153		194	199	183	175
Other expenses	1,014	1,089	1,004	1,112		969	970	1,002	1,064
Operating income before income taxes	330	(34)	292	(1,060)		591	(628)	519	275
Applicable income taxes	48	(7)	(13)	(35)		124	(230)	70	(26)
Net income	$282	$(27)	$305	$(1,025)		$467	$(398)	$449	$249

Net income applicable to common stock
Per share data:
Net income	$0.57	$(0.05)	$0.62	$(2.08)		$.95	$(0.81)	$0.91	$0.51

(1) Restated for correct accounting on certain investment discounts – See Note 1 Prior Period Adjustment.

(2) The amount and timing of the provision for loan loss was the result of regulatory examination commenced August 10, 2004.  See Allowance for Loan Losses and Related Provisions discussion in Management’s Discussion and Analysis.

(3) The amount and timing of the provision for loan loss was the result of regulatory examination commenced July 14, 2003.  See Allowance for Loan Loss and Related Provisions discussion in Management’s Discussion and Analysis.

(4) Loss on sale of Preferred Stocks – See Note 2.  Investments and Management’s Discussion and Analysis – Other Income and Expense.

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operation

Allowance for Loan Losses and Related Provision – page 36

8.               Please revise to discuss the specific facts and circumstances resulting in the significant increase in the provision for loan losses charged to operations and the allowance for loan losses in 2003 and 2004 versus prior periods.  Include in your revisions a discussion of how non-accrual loans, impaired loans, and charged-off loans affected the determination of the provision for loan losses charged to operations and the allowance for loan losses.

Please see Management’s Discussion and Analysis, page 37, Allowance for Loan Loss and Related Provisions, of the amended Form 10-K filed on June 2, 2005 which reads as follows:

The provision for loans losses was $261,000, $1,265,000 and $255,000 for years ended December 31, 2004, 2003 and 2002, respectively.

The provision expense increased significantly in 2003 and 2004 from prior years for two reasons.  First, nonaccrual loans and net charge-offs increased markedly in 2003 from the two prior years.  Non-accrual loans increased by 161% in 2003 compared to 2002 and charge-offs increased 474% in 2003 compared to 2002.  The increase in non-accrual loans and charge-offs resulted from actions taken as required by the Bank ‘s primary regulator in response to examinations conducted in 2003 and 2004.  Secondly, the examinations increased the amount of the classified loans which increased the Bank’s risk-based allowance on such loans.  These loans were tested for impairment and additional provisions were made as necessary. The examination adversely classified loans primarily because of structural weaknesses and lack of adequate financial analysis in underwriting new loans and renewing existing loans.  The examinations also cited weaknesses in credit risk practices, changes in lending philosophy and unreliable historical loss trends  as cause for requiring higher allowances.

	Years Ended December 31
	2004	2003	2002	2001
Non-accrual loans as a percentage of total loans	1.83%	4.03%	1.47%	0.28%

Net charge-offs to average total loans	0.34%	0.37%	0.06%	0.02%

Provision for loan losses	$261,000	$1,265,000	$255,000	$15,000

Form 10-Q for the Period Ended March 31, 2005

9.                    Please revise based on the comments issued above, as applicable.

Please see the additions to Note 9 on page 10, the third full paragraph, of the amended Form 10-Q filed on June 2, 2005, which reads as follows:

The designation was due to serious concerns in a Federal Reserve Inspection Report commenced January 31, 2005 and concluded February 17,2005 and the Office of the Comptroller of the Currency (OCC) Report of Examination on the Corporation’s wholly-owned bank subsidiary commenced August 10, 2004 and received in final form in February, 2005.  The OCC, the Bank’s primary regulator, provided a letter of concern based on the preliminary findings of the Examination dated November 23, 2004.  The concerns in the OCC Report of Examination were reflected in the Order referenced above.

Please also see Management’s Discussion and Analysis, page 12, Provision for Loan Losses, of the amended Form 10-Q filed on June 2, 2005, which reads as follows:

Provision for loans losses was $70,000 for the first three months of 2005 compared with $0 for the first three months of 2004.

The provision expense increased in 2005 compared to 2004 due to the increased amount of the classified loans between the two periods which increased the Bank’s risk-based allowance on such loans.  The additional classified loans were tested for impairment and a higher provision was necessary in 2005 compared to 2004, based on management’s evaluation of the adequacy of the allowance for possible loan losses at March 31, 2005 and 2004 and represents amounts deemed necessary to maintain the allowance at the appropriate level. A regulatory examination conducted in 2004 and subsequent independent loan review conducted in the first quarter of 2005 adversely classified additional loans primarily because of structural weaknesses and lack of adequate financial

analysis in underwriting new loans and renewing existing loans.   The examination and review also cited  weaknesses in credit risk practices, changes in lending philosophy and unreliable historical loss trends as reason for a continued higher allowance despite the decrease in the amount of nonaccrual loans between the two periods.

Form 8-K Filed March 23, 2005

10.                                 Please supplementally tell us how you accounted for the $250,000 provision required to be applied retroactively in the Consent Order dated March 23, 2005 and how you reported its effect on the relevant prior quarters.

Please see the additions to page 3, fifth full paragraph, of the amended Form 8-K filed on June 2,2005, which reads as follows:

The Summary of Quarterly Financial Data in the Fulton Bancshares Corporation 2004 Annual Report included the $250,000 provision as part of the provision expense for the quarter ended June 30, 2004.

In response to your comments Fulton Bancshares Corporation acknowledges the following:

•                  Fulton Bancshares Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Fulton Bancshares Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ David Cathell
By:	David Cathell
Senior Executive Officer
Chief Financial Officer